# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioCardia, Inc., CIK 0000925741
CUSIP: 09060U606
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 320 Soquel Way, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-23-204468
Filed by CIK 0001132317

## Reporting persons
- Thomas A. Satterfield, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 87,498; shared voting power 300,649; sole dispositive power 87,498; shared dispositive power 300,649; aggregate amount beneficially owned 388,147 (8.2% of the class)
  Comment: * Based on 4,584,285 shares of common stock of the issuer outstanding as of November 5, 2024, as reported by the issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024. This assumes the exercise of 156,982 warrants beneficially owned by the Reporting Person.

## Item 1. Issuer
Name of issuer: BioCardia, Inc.
Address of issuer's principal executive offices: 320 Soquel Way, Sunnyvale, CA 94085

## Item 2. Person Filing
Name of person filing: Thomas A. Satterfield, Jr.
Address of principal business office or, if none, residence:
15 Colley Cove Drive
Gulf Breeze, Florida 32561
Citizenship: Incorporated by reference from Item 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 9 of the Cover Page.
Percent of class: Incorporated by reference from Item 11 of the Cover Page.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Page.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Page.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
With respect to the beneficial ownership report for Thomas A. Satterfield, Jr., 49,999 shares of common stock and 52,150 shares of common stock issuable upon exercise of warrants are held by Tomsat Investment & Trading Co., Inc, a corporation wholly owned by Mr. Satterfield and of which he serves as President; 96,334 shares of common stock and 69,666 shares of common stock issuable upon exercise of warrants are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield; and 30,000 shares are held by Caldwell Mill Opportunity Fund, LLC which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager.

Additionally, Mr. Satterfield has a limited power of attorney for voting and disposition purposes with respect to the following shares: Rebecca A. Satterfield (2,500 shares). Ms. Satterfield has the right to receive or the power to direct the receipt of the proceeds from the sale of her shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomas A. Satterfield, Jr.: /s/ Thomas A. Satterfield, Jr., Thomas A. Satterfield, Jr. (02/12/2025)